Filed Pursuant to Rule 433
Registration No. 333-169357
September 14, 2010
Pricing Term Sheet
Corn Products International, Inc.
3.200% Notes due 2015
4.625% Notes due 2020
6.625% Notes due 2037

Issuer:	Corn Products International, Inc.
Principal Amount:	2015 Notes: $350,000,000 2020 Notes: $400,000,000 2037 Notes: $150,000,000
Security Type:	Senior Notes
Maturity Date:	November 1, 2015 November 1, 2020 April 15, 2037
Coupon:	2015 Notes: 3.200% 2020 Notes: 4.625% 2037 Notes: 6.625%
Price to Public:	2015 Notes: 99.823% of principal amount 2020 Notes: 99.600% of principal amount 2037 Notes: 105.495% of principal amount, plus accrued interest from April 15, 2010
Yield to Maturity:	2015 Notes: 3.237% 2020 Notes: 4.674% 2037 Notes: 6.200%
Spread to Benchmark Treasury:	2015 Notes: 180 basis points 2020 Notes: 200 basis points 2037 Notes: 240 basis points
Benchmark Treasury:	2015 Notes: 1.250% due August 31, 2015 2020 Notes: 2.625% due August 15, 2020
2037 Notes: 4.375% due May 15, 2040
Benchmark Treasury Yield:	2015 Notes: 1.437%
2020 Notes: 2.674%
2037 Notes: 3.800%
Net Proceeds to Issuer:	2015 Notes: $347,280,500 2020 Notes: $395,800,000 2037 Notes: $156,930,000, excluding accrued interest
Interest Payment Dates:	2015 Notes: May 1 and November 1, commencing May 1, 2011
2020 Notes: May 1 and November 1, commencing May 1, 2011
2037 Notes: April 15 and October 15, commencing October 15, 2010
Make-Whole Call:	2015 Notes: At any time at Treasury plus 30 basis points 2020 Notes: At any time at Treasury plus 30 basis points 2037 Notes: At any time at Treasury plus 30 basis points
Trade Date:	September 14 , 2010

Settlement Date:	September 17, 2010 (T+3)
Denominations:	2015 Notes: $2,000 x $1,000
2020 Notes: $2,000 x $1,000
2037 Notes: $1,000 x $1,000
CUSIP/ISIN:	2015 Notes: 219023AE8 / US219023AE86
2020 Notes: 219023AF5 / US219023AF51
2037 Notes: 219023AC2 / US219023AC21

Joint Bookrunners:	J.P. Morgan Securities LLC Banc of America Securities LLC Citigroup Global Markets Inc.

Co-Managers:	BMO Capital Markets Corp.
ING Financial Markets LLC
Lloyds TSB Bank plc
Mizuho Securities USA Inc.
Rabo Securities USA, Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC
BB&T Capital Market, a division of Scott & Stringfellow, LLC
Comerica Securities, Inc.
Fifth Third Securities, Inc.
HSBC Securities (USA) Inc.
Loop Capital Markets LLC
PNC Capital Markets LLC
Scotia Capital (USA) Inc.

Use of Proceeds:	We intend to use the net proceeds to fund a portion of the cash consideration payable in connection with the Acquisition. Pending such application, the net proceeds from the sale of the notes will be invested in short-term interest-bearing securities. We expect to provide the remaining funds required for completion of the Acquisition from cash on hand and from our 2010 Credit Facility. This offering is not conditioned on the closing of the Acquisition and there can be no assurance that the Acquisition will be consummated. The 2015 notes and 2020 notes offered hereby will be subject to mandatory redemption if the Acquisition is not consummated on or prior to March 31,2011 but the 2037 notes offered hereby will not be subject to mandatory redemption. If the net proceeds from the sale of the 2037 notes are not used to finance the Acquisition, they will be used for general corporate purposes.

Risk Factors:	The holders of the 2037 notes will not have the benefit of the mandatory redemption provisions if the Sale Agreement is terminated or the Acquisition is not consummated on or prior to March 31,2011.

The mandatory redemption provisions are applicable only to the 2015 notes and 2020 notes. If the Sale Agreement is terminated or the Acquisition is not consummated on or prior to March 31, 2011, the 2037 notes will remain outstanding and we will have the related debt service obligations, but we will not receive the benefits anticipated from the Acquisition. If the Acquisition is not completed, we will use the proceeds of the 2037 notes for general corporate purposes.

2037 Notes	We previously issued $100 million in aggregate principal amount of 6.625% senior notes due 2037 under the indenture. The 2037 notes offered hereby will be treated as a single series with the existing 2037 notes for purposes of the indenture. For a description of the existing 2037 notes, please see “Description of the Notes” in the prospectus supplement dated April 4, 2007 with respect to the 2037 notes and “Description of Debt Securities” in the accompanying prospectus dated April 4, 2007 (Registration No. 333-141870). Such sections are incorporated by reference herein except to the extent inconsistent with the information above.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, Banc of America Securities LLC toll-free at (800) 294-1322, or Citigroup Global Markets Inc. toll-free at (877) 858-5407.
Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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